 Exhibit 99.1

TransAlta Reports Third Quarter 2022 Results, Increases 2022 Financial Guidance, and Announces a 10% Common Share Dividend Increase

CALGARY, AB, Nov. 8, 2022 /CNW/ -

Third Quarter 2022 Financial Highlights

  Adjusted EBITDA(1),(2) of $555 million, an increase of 38% over the same period in 2021
  Free Cash Flow(1) of $393 million, or $1.45 per share, an increase of $0.68 or 88% on a per-share basis compared to the same period in 2021
  Earnings before income taxes of $126 million, compared to a loss before income taxes of $441 in the same period in 2021
  Net earnings attributable to common shareholders of $61 million or $0.23 per share, compared to a loss of $1.68 per share for the same period in 2021
  Cash flow from operating activities of $204 million, a decrease of $406 million for the same period in 2021
  Increased annual common share dividend by 10% to $0.22 per year effective Jan. 1, 2023, representing the fourth consecutive annual increase
  Returned $34 million of capital to common shareholders during the nine months ended Sept. 30, 2022, through share buybacks of 2.7 million common shares

Other Business Highlights

  Executed contract renewals for five additional years for the Sarnia cogeneration and Melancthon 1 wind facilities with the Ontario Independent Electricity System Operator ("IESO")
  Expanded TransAlta's development pipeline by 553 MW across Canada and the United States
  Announced Ms. Beverlee Park's retirement from the Board of Directors

2022 Revised Outlook

  Increased 2022 annual financial guidance as set out below:
    Adjusted EBITDA range of $1,380 to $1,460 million (original guidance of $1,065 to $1,185 million)
    FCF range of $725 to $775 million (original guidance of $455 to $555 million)

TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today reported its financial results for the three and nine months ended Sept. 30, 2022.

"Our third quarter results demonstrated the value of our strategically diversified fleet in Alberta. Our Alberta Electricity Portfolio, comprising our Alberta hydro, gas and wind facilities, led our results with exceptional operational availability and a portfolio position that benefited from the strong pricing environment," said John Kousinioris, President and Chief Executive Officer. "With this exceptional performance across the fleet and our continuing positive outlook on market expectations for the balance of the year, we have revised our 2022 financial guidance upwards for both adjusted EBITDA and free cash flow, with revised ranges now exceeding the top end of our original targets. I am also pleased to announce that the Board of Directors has approved a 10% increase to the common share dividend effective for the first quarter 2023 dividend payment."

"We continue to execute on our strategy of developing contracted renewables and are progressing several advanced-stage projects on multiple fronts. Our focus is to also expand our development pipeline and I am pleased to share that this quarter we have added 553 MW of development opportunities to our pipeline," added Mr. Kousinioris.

Set out below are additional highlights of TransAlta's business activities from the quarter, including the Company's progress on advancing its Clean Electricity Growth Plan as well as details regarding the Company's financial performance and liquidity.

Key Business Developments

Executed Contract Renewals with the IESO at Sarnia Cogeneration and Melancthon 1 Wind Facilities

On Aug. 23, 2022, TransAlta Renewables Inc., a subsidiary of the Company ("TransAlta Renewables") announced that it was awarded capacity contracts for the Sarnia cogeneration facility and the Melancthon 1 wind facility from the IESO as part of the IESO's Medium-Term Capacity Procurement Request for Proposals. The new capacity contracts run from May 1, 2026 to April 30, 2031 and will extend the period of contracted revenues of the Sarnia cogeneration facility to April 30, 2031. The Company expects the gross margin from the Sarnia cogeneration facility to step down by approximately thirty per cent as a result of the IESO price cap under the new contract.

New Term Facility

During the third quarter of 2022, the Company closed a two-year $400 million floating rate Term Facility with its banking syndicate with a maturity date of Sept. 7, 2024.

Changes to Board of Directors

On Sept. 30, 2022, Ms. Beverlee Park retired from TransAlta's Board of Directors. Ms. Park served on the Board of Directors since 2015 and as Chair of the Audit, Finance and Risk Committee from April 2018 to April 2022. The Company recognizes her for the many contributions made by Ms. Park to TransAlta and thanks her for the many years of service.

Conversion Results for Series E and F Preferred Shares

On Sept. 21, 2022, there were 89,945 Cumulative Redeemable Rate Reset First Preferred Shares, Series E ("Series E Shares") tendered for conversion, which was less than the one million shares required to give effect to conversions into Cumulative Redeemable Rate Reset First Preferred Shares, Series F ("Series F Shares"). As a result, the Series E Shares were not converted into Series F Shares.

Liquidity and Financial Position

The Company continues to maintain a strong financial position in part due to long-term contracts and hedged positions. At the end of the third quarter of 2022, TransAlta had access to $2.3 billion in liquidity, including $0.8 billion in cash and cash equivalents.

Accelerated Clean Electricity Growth Plan

On Sept. 28, 2021, the Company announced the strategic targets associated with its Clean Electricity Growth Plan.

During the third quarter, the Company added 553 MW to its renewable development pipeline across Canada and the United States, bringing its development pipeline to between 3.6 GW and 4.7 GW.

As of Nov. 7, 2022, the Company has made significant progress in achieving the targets of the Clean Electricity Growth Plan. Refer to Strategy and Capability to Deliver Results in the Company's Management's Discussion and Analysis (MD&A) for further details.

Clean Electricity Growth Plan Targets	Target	% of Target Achieved
Renewable Energy Capacity	2 GW	40%
Capital Investment	$3 Billion	49%
Incremental EBITDA	$250 Million	59%

Normal Course Issuer Bid

During the nine months ended Sept. 30, 2022, the Company purchased and cancelled a total of 2.7 million common shares at an average price of $12.50 per common share, for a total cost of $34 million.

Third Quarter 2022 Highlights

$ millions, unless otherwise stated	3 months ended		9 months ended
	Sept. 30, 2022	Sept. 30, 2021	Sept. 30, 2022	Sept. 30, 2021
Adjusted availability (%)	93.8	89.2	90.1	87.5
Production (GWh)	5,432	6,053	15,253	16,282
Revenues	929	850	2,122	2,111
Adjusted EBITDA(1)	555	402	1,093	1,043
Earnings (loss) before income taxes	126	(441)	346	(348)
Net earnings (loss) attributable to common shareholders	61	(456)	167	(498)
Cash flow from operating activities	204	610	526	947
FFO(1)	488	318	887	808
FCF(1)	393	210	646	506
Net earnings (loss) per share attributable to common shareholders, basic and diluted	0.23	(1.68)	0.62	(1.84)
FFO per share(1),(2)	1.80	1.17	3.27	2.98
FCF per share(1),(2)	1.45	0.77	2.38	1.87

Third Quarter Financial Results Summary

Adjusted EBITDA for the three months ended Sept. 30, 2022, increased by $153 million compared to the same period in 2021, largely due to strong performance from our Alberta Electricity Portfolio, driven primarily by the Hydro and Gas segments as a result of strong weather-adjusted demand and higher power prices. This was partially offset by lower adjusted EBITDA from the retirement of units in the Energy Transition segment, lower production and lower revenues in the Wind and Solar segment, lower gross margin in Energy Marketing and higher corporate expenses.

Adjusted EBITDA for the nine months ended Sept. 30, 2022, increased by $50 million compared to the same period in 2021, largely due to higher adjusted EBITDA from higher production and merchant power pricing in the Hydro segment, continuing strong performance and contribution from the Gas segment for Alberta, incremental production from new facilities, liquidated damages related to turbine availability at the Windrise wind facility, higher environmental credit sales in the Wind and Solar segment and lower carbon compliance costs in both the Gas and Energy Transition segments. This was partially offset from lower production from the Gas and Energy Transition segments, higher fuel and purchased power costs within the Gas segment. On a year-to-date basis, the Energy Marketing segment results were lower but in line with expectations compared with the exceptional results in the prior period.

Earnings before income taxes for the three and nine months ended Sept. 30, 2022, increased $567 million and $694 million, respectively, compared to the same periods in 2021. Net earnings attributable to common shareholders for the three and nine months ended Sept. 30, 2022 were $61 million and $167 million, respectively, compared to a net loss of $456 million and $498 million, respectively, in the same periods of 2021. Net earnings attributable to common shareholders in 2021 were significantly impacted by asset impairment charges resulting from the Company's decisions to shut down the Highvale mine, suspend the Sundance Unit 5 repowering project, and retire Sundance Unit 4 and Keephills Unit 1. The Company benefited from higher revenues and lower carbon compliance costs, partially offset by higher fuel and purchased power, higher depreciation due to the acceleration of useful lives on certain facilities and higher tax expense. In addition, during the nine months ended Sept. 30, 2022, the Company recognized liquidated damages payable to the Company related to turbine availability at the Windrise wind facility and insurance proceeds related to the replacement costs for a tower at the Kent Hills facility. During the nine months ended Sept. 30, 2021, the Company recognized a gain on the sale of the Pioneer Pipeline.

Cash flow from operating activities for the three and nine months ended Sept. 30, 2022 decreased by $406 million and $421 million, respectively, compared with the same periods in 2021, mainly due to unfavourable changes in working capital from higher accounts receivable and movements in the collateral accounts related to high commodity prices and volatility in the markets.

FCF for the three and nine months ended Sept. 30, 2022, increased by $183 million and $140 million, respectively, compared with the same periods in 2021, driven primarily by higher adjusted EBITDA, higher realized foreign exchange gains, lower current income tax expenses and a decrease in sustaining capital spending related to fewer planned maintenance turnarounds.

Alberta Electricity Portfolio

The average spot power price in Alberta increased to $221 per MWh and $145 per MWh, respectively, for the three and nine months ended Sept. 30, 2022, from $100 per MWh in both periods in 2021.

The Alberta Electricity Portfolio generated gross margin of $424 million and $756 million, respectively, during the three and nine months ended Sept. 30, 2022, an increase of $173 million and $84 million, respectively, compared to the same periods in 2021. Gross margin for the three months ended Sept. 30, 2022, was positively impacted by higher merchant pricing resulting from strong weather-driven demand, higher natural gas prices and higher power prices in adjacent markets compared to 2021. Energy and ancillary services revenue from the Hydro segment was higher as a result of higher power prices and market volatility. Gross margin for the nine months ended Sept. 30, 2022, was positively impacted by strong weather-driven demand, partially offset by a better-supplied market. The Gas and Energy Transition segment results were impacted by lower production due to unit retirements and higher dispatch optimization in response to lower market heat rates and higher gas prices.

Hedged production for the balance of 2022 is 1,850 GWh at an average price of $95 per MWh.

Increased 2022 Financial Guidance and Common Share Dividend

The Company increased its 2022 outlook for adjusted EBITDA to be between $1.38 billion and $1.46 billion. The midpoint of the range represents a 26 per cent increase over the Company's previous 2022 outlook as at the second quarter.

FCF has also been increased and is now expected to be between $725 million and $775 million. The midpoint of the range represents a 49 per cent increase over the Company's previous 2022 outlook.

On Nov. 7, 2022, the Board of Directors approved a 10 per cent increase to the common share dividend and declared a dividend of $0.055 per share on the issued and outstanding common shares of the Company to be payable on Jan. 1, 2023 to shareholders of record at the close of business on Dec. 1, 2022. The quarterly dividend of $0.055 per common share represents an annualized dividend of $0.22 per common share.

The following table provides additional details pertaining to the 2022 outlook:

Measure	Updated Target 2022	Original Target 2022	2021 Actual
Adjusted EBITDA(1)(3)	$1,380 million - $1,460 million	$1,065 million - $1,185 million	$1,286 million
FCF(1)(3)	$725 million - $775 million	$455 million - $555 million	$585 million

Range of key power and gas price assumptions:

Market	Updated 2022 Expectations	Original Expectations
Alberta Spot ($/MWh)	$125 - $150	$80 - $90
Mid-C Spot (US$/MWh)	US$55 - US$65	US$45 - US$55
AECO Gas Price ($/GJ)	$5.00 - $6.00	$3.60

Other assumptions relevant to 2022 financial outlook:

Updated 2022 Expectations	Original Expectations
Sustaining capital	$145 million - $155 million	$150 million - $170 million
Energy Marketing adjusted gross margin	$145 million - $160 million	$95 million - $115 million

Segmented Financial Performance

($ millions)	3 months ended		9 months ended
	Sept. 30, 2022	Sept. 30, 2021	Sept. 30, 2022	Sept. 30, 2021
Hydro	245	82	394	255
Wind and Solar	42	55	219	186
Gas	195	155	365	385
Energy Transition	51	55	67	96
Energy Marketing	53	79	120	177
Corporate	(31)	(24)	(72)	(56)
Adjusted EBITDA(1)	555	402	1,093	1,043
Total earnings (loss) before income taxes	126	(441)	346	(348)

Hydro:

  Adjusted EBITDA for the three and nine months ended Sept. 30, 2022, increased by $163 million and $139 million, respectively, compared to the same periods in 2021, primarily due to higher merchant pricing and higher ancillary services realized prices in the Alberta market as well as higher energy and ancillary services volumes due to higher water resources. OM&A costs for the year are higher due to increased insurance premiums for updated replacement value coverage.

Wind and Solar:

  Adjusted EBITDA for the three months ended Sept. 30, 2022, decreased by $13 million, compared to the same period in 2021, primarily due to lower production, lower environmental attribute revenues and an increase in OM&A related to the addition of the Windrise wind and North Carolina Solar facilities. This was partially offset by higher realized merchant pricing in Alberta. Adjusted EBITDA for the nine months ended Sept. 30, 2022 increased by $33 million, compared to the same period in 2021, primarily due to higher production, higher realized merchant pricing in Alberta, higher environmental attribute revenues and recognition of liquidated damages payable to the Company related to turbine availability at the Windrise wind facility. This was partially offset by an increase in transmission rates and OM&A related to the addition of the Windrise wind and North Carolina Solar facilities. A one-time favourable adjustment as a result of the AESO transmission line loss ruling was included in the nine months ended Sept. 30, 2021.

Gas:

  Adjusted EBITDA for the three months ended Sept. 30, 2022, increased by $40 million compared to the same period in 2021. The increase was primarily due to higher merchant pricing in Alberta, net of hedging, lower carbon costs and a favourable change in legal provisions, partially offset by lower production, higher natural gas prices and increased natural gas consumption. Lower carbon costs and increased natural gas consumption in the period were a result of no longer operating on coal. Adjusted EBITDA for the nine months ended Sept. 30, 2022, decreased by $20 million compared to the same period in 2021. The decrease was primarily due to lower production, higher natural gas prices and increased OM&A due to higher incentive accruals related to the Company's performance and increased general operating expenses, partially offset by lower carbon compliance costs and higher merchant pricing in Alberta, net of hedging. Carbon compliance costs were lower due to reductions in GHG emissions, lower production and utilization of our compliance credits to settle a portion of the GHG obligation, partially offset by an increase in the carbon price per tonne. Lower GHG emissions were a direct result of operating exclusively on natural gas in Alberta rather than coal, resulting in changes in the fuel mix ratio. The nine months ended Sept. 30, 2021, was also impacted by the unplanned short-term steam supply outages at the Sarnia cogeneration facility in 2021.

Energy Transition:

  Adjusted EBITDA for the three and nine months ended Sept. 30, 2022, decreased by $4 million and $29 million, respectively, compared to the same periods in 2021. The decreases were primarily due to lower production and higher purchased power costs incurred due to higher power prices during outages at Centralia Unit 2 in 2022, partially offset by higher merchant pricing at Centralia and lower carbon costs in Alberta. Carbon costs were lower as the facilities in Alberta no longer operated on coal and have now been retired. For the nine months ended Sept. 30, 2022, the Company utilized 0.5 million tonnes of emission credits to settle the 2021 carbon compliance obligation, reducing our carbon compliance costs by $5 million.

Energy Marketing:

  Adjusted EBITDA for the three and nine months ended Sept. 30, 2022, decreased by $26 million and $57 million, respectively, compared to the same period in 2021. The decrease for the three and nine months ended Sept. 30, 2022, exceeded segment expectations due to short-term trading of both physical and financial power and gas products across all North American markets but was below 2021 due to the exceptional results in the prior period. The Company was able to capitalize on short-term volatility in the trading markets without materially changing the risk profile of the business unit.

Corporate:

  Adjusted EBITDA for the three and nine months ended Sept. 30, 2022, decreased by $7 million and $16 million, respectively, compared to the same periods in 2021. The decrease was mainly due to higher contractor costs, higher incentive accruals reflecting the Company's performance and higher general operating expenses. For the nine months ended Sept. 30, 2021, adjusted EBITDA was positively impacted by the receipt of CEWS proceeds and gains on the total return swap.

Conference call

TransAlta will host a conference call and webcast at 9:00 a.m. MST (11:00 a.m. EST) today, Nov. 8, 2022, to discuss our third quarter 2022 results. The call will begin with remarks by John Kousinioris, President and CEO, and Todd Stack, EVP Finance and Chief Financial Officer, followed by a question-and-answer period for investment analysts and investors. A question-and-answer period for the media will immediately follow.

Dial-in numbers - Third Quarter 2022 Results:
Toll-free North American participants call: 1-888-664-6392

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at https://transalta.com/investors/presentations-and-events. If you are unable to participate in the call, the instant replay is accessible at 1-888-390-0541 (Canada and USA toll free) with TransAlta pass code 828706 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

Notes

(1) These items are not defined and have no standardized meaning under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings (loss) trends more readily in comparison with prior periods' results. Please refer to the Segmented Financial Performance and Operating Results section of the MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS. See also the Additional IFRS Measures and Non-IFRS Measures section of this earnings release.
(2) Funds from operations ("FFO") per share and free cash flow ("FCF") per share are calculated using the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding for the three and nine months ended Sept. 30, 2022 was 271 million shares (Sept. 30, 2021 - 271 million for both periods). Please refer to the Non-IFRS financial measures section in this earnings release for the purpose of these non-IFRS ratios.
(3)The 2021 actual adjusted EBITDA and FCF were revised during the second quarter of 2022. Refer to the Additional IFRS Measures and Non-IFRS Measures section of the MD&A.

Non-IFRS financial measures and other specified financial measures

We use a number of financial measures to evaluate our performance and the performance of our business segments, including measures and ratios that are presented on a non-IFRS basis, as described below. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual 2021 consolidated financial statements and the unaudited interim condensed consolidated statements of earnings (loss) for the three and nine months ended Sept. 30, 2022, prepared in accordance with IFRS. We believe that these non-IFRS amounts, measures and ratios, read together with our IFRS amounts, provide readers with a better understanding of how management assesses results.

Non-IFRS amounts, measures and ratios do not have standardized meanings under IFRS. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as an alternative for, or more meaningful than our IFRS results.

Adjusted EBITDA
In the fourth quarter of 2021, comparable EBITDA was relabeled as adjusted EBITDA to align with industry standard terminology. Each business segment assumes responsibility for its operating results measured by adjusted EBITDA. Adjusted EBITDA is an important metric for management that represents our core business profitability. In the second quarter of 2022, our adjusted EBITDA composition was adjusted to include the impact of closed positions that are effectively settled by offsetting positions with the same counterparty to reflect the performance of the assets and Energy Marketing segment in the period in which the transactions occur. Accordingly, the Company has applied this composition to all previously reported periods. Interest, taxes, depreciation and amortization are not included, as differences in accounting treatments may distort our core business results. In addition, certain reclassifications and adjustments are made to better assess results excluding those items that may not be reflective of ongoing business performance. This presentation may facilitate the readers' analysis of trends. Adjusted EBITDA is a non-IFRS measure. Please refer to M39-M40 of the MD&A for a description of adjustments made.

Average Annual EBITDA
Average annual EBITDA is a non-IFRS financial measure that is forward-looking, used to show the average annual EBITDA that the project currently under construction is expected to generate upon completion.

Funds From Operations ("FFO")
FFO is an important metric as it provides a proxy for cash generated from operating activities before changes in working capital and provides the ability to evaluate cash flow trends in comparison with results from prior periods. FFO is a non-IFRS measure.

Free Cash Flow ("FCF")
FCF is an important metric as it represents the amount of cash that is available to invest in growth initiatives, make scheduled principal repayments on debt, repay maturing debt, pay common share dividends or repurchase common shares. Changes in working capital are excluded so FFO and FCF are not distorted by changes that we consider temporary in nature, reflecting, among other things, the impact of seasonal factors and the timing of receipts and payments. FCF is a non-IFRS measure.

Non-IFRS Ratios
FFO per share, FCF per share and adjusted net debt to adjusted EBITDA are non-IFRS ratios that are presented in the MD&A. Refer to the Reconciliation of Cash Flow from Operations to FFO and FCF and Key Financial Non-IFRS Ratios sections of the MD&A for additional information.

FFO per share and FCF per share
FFO per share and FCF per share are calculated using the weighted average number of common shares outstanding during the period. FFO per share and FCF per share are a non-IFRS ratios.

Reconciliation of these non-IFRS financial measures to the most comparable IFRS measure are provided below.

Reconciliation of Non-IFRS Measures on a Consolidated Basis

The following tables reflects adjusted EBITDA and provides reconciliation to earnings (loss) before income taxes for the three and nine months ended Sept. 30, 2022 and Sept. 30, 2021

3 months ended Sept. 30, 2022	Hydro	Wind & Solar(1)	Gas(2)	Energy Transition(3)	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	265	14	372	231	54	(4)	932	(3)	—	929
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	53	47	6	46	—	152	—	(152)	—
Realized (gain) loss on closed exchange positions	—	—	(4)	—	(38)	—	(42)	—	42	—
Decrease in finance lease receivable	—	—	12	—	—	—	12	—	(12)	—
Finance lease income	—	—	4	—	—	—	4	—	(4)	—
Adjusted revenues	265	67	431	237	62	(4)	1,058	(3)	(126)	929
Fuel and purchased power	7	6	167	167	—	1	348	—	—	348
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	7	6	166	167	—	1	347	—	1	348
Carbon compliance	—	—	26	2	—	(5)	23	—	—	23
Gross margin	258	61	239	68	62	—	688	(3)	(127)	558
OM&A	12	19	49	17	9	30	136	(1)	—	135
Taxes, other than income taxes	1	1	5	—	—	1	8	—	—	8
Net other operating income	—	(1)	(10)	—	—	—	(11)	—	—	(11)
Adjusted EBITDA(4)	245	42	195	51	53	(31)	555
Equity income										1
Finance lease income										4
Depreciation and amortization										(179)
Asset impairment charges										(70)
Net interest expense										(66)
Foreign exchange gain										6
Gain on sale of assets and other										4
Earnings before income taxes										126

(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal.
(3) Includes the segment previously known as Centralia and the coal generation assets from the segment previously known as Alberta Thermal.
(4) Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of the MD&A

3 months ended Sept. 30, 2021	Hydro	Wind & Solar(1)	Gas(2)	Energy Transition(3)	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	96	55	384	231	86	1	853	(3)	—	850
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	21	(71)	(2)	(14)	—	(66)	—	66	—
Realized loss on closed exchange positions	—	—	—	—	21	—	21	—	(21)	—
Decrease in finance lease receivable	—	—	10	—	—	—	10	—	(10)	—
Finance lease income	—	—	6	—	—	—	6	—	(6)	—
Unrealized foreign exchange gain on commodity	—	—	(3)	—	—	—	(3)	—	3	—
Adjusted revenues	96	76	326	229	93	1	821	(3)	32	850
Fuel and purchased power(4)	4	4	129	190	—	1	328	—	—	328
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Mine depreciation	—	—	(26)	(48)	—	—	(74)	—	74	—
Coal inventory write-down	—	—	—	(5)	—	—	(5)	—	5	—
Adjusted fuel and purchased power	4	4	102	137	—	1	248	—	80	328
Carbon compliance	—	—	33	14	—	—	47	—	—	47
Gross margin	92	72	191	78	93	—	526	(3)	(48)	475
OM&A(4)	10	14	42	28	14	23	131	(1)	—	130
Reclassifications and adjustments:
Parts and materials write-down	—	—	—	(5)	—	—	(5)	—	5	—
Adjusted OM&A	10	14	42	23	14	23	126	(1)	5	130
Taxes, other than income taxes	—	3	4	1	—	1	9	—	—	9
Net other operating (income) loss	—	—	(10)	57	—	—	47	—	—	47
Reclassifications and adjustments:
Royalty onerous contract and contract termination penalties	—	—	—	(58)	—	—	(58)	—	58	—
Adjusted net other operating income	—	—	(10)	(1)	—	—	(11)	—	58	47
Adjusted EBITDA(5)	82	55	155	55	79	(24)	402
Equity income										1
Finance lease income										6
Depreciation and amortization										(123)
Asset impairment charges										(575)
Net interest expense										(63)
Foreign exchange gain										1
Gain on sale of assets and other										23
Loss before income taxes										(441)

(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal.
(3) Includes the segment previously known as Centralia and the coal generation assets from the segment previously known as Alberta Thermal.
(4) During the three months ended Sept. 30, 2021, $1 million related to station service costs for the Hydro segment was reclassified from OM&A to fuel and purchased power for comparative purposes. This did not impact previously reported net earnings.
(5) Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of the MD&A.

9 months ended Sept. 30, 2022	Hydro	Wind & Solar(1)	Gas(2)	Energy Transition(3)	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	447	205	933	433	116	(2)	2,132	(10)	—	2,122
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	81	13	17	—	—	111	—	(111)	—
Realized (gain) loss on closed exchange positions	—	—	(11)	—	27	—	16	—	(16)	—
Decrease in finance lease receivable	—	—	34	—	—	—	34	—	(34)	—
Finance lease income	—	—	15	—	—	—	15		(15)	—
Adjusted revenues	447	286	984	450	143	(2)	2,308	(10)	(176)	2,122
Fuel and purchased power	17	20	445	332	—	3	817	—	—	817
Reclassifications and adjustments:
Australian interest income	—	—	(3)	—	—	—	(3)	—	3	—
Adjusted fuel and purchased power	17	20	442	332	—	3	814	—	3	817
Carbon compliance	—	1	56	(1)	—	(5)	51	—	—	51
Gross margin	430	265	486	119	143	—	1,443	(10)	(179)	1,254
OM&A	33	50	138	50	23	71	365	(1)	—	364
Taxes, other than income taxes	3	7	13	2	—	1	26	(1)	—	25
Net other operating income	—	(18)	(30)	—	—	—	(48)	—	—	(48)
Reclassifications and adjustments:
Insurance recovery	—	7	—	—	—	—	7	—	(7)	—
Adjusted net other operating income	—	(11)	(30)	—	—	—	(41)	—	(7)	(48)
Adjusted EBITDA(4)	394	219	365	67	120	(72)	1,093
Equity income										5
Finance lease income										15
Depreciation and amortization										(411)
Asset impairment charges										(4)
Net interest expense										(195)
Foreign exchange gain										17
Gain on sale of assets and other										6
Earnings before income taxes										346

(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal.
(3) Includes the segment previously known as Centralia and the coal generation assets from the segment previously known as Alberta Thermal.
(4) Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of the MD&A.

9 months ended Sept. 30, 2021	Hydro	Wind & Solar(1)	Gas(2)	Energy Transition(3)	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	299	225	937	471	185	6	2,123	(12)	—	2,111
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	22	(122)	27	(26)	—	(99)	—	99	—
Realized loss on closed exchange positions	—	—	1	—	49	—	50	—	(50)	—
Decrease in finance lease receivable	—	—	30	—	—	—	30	—	(30)	—
Finance lease income	—	—	19	—	—	—	19	—	(19)	—
Unrealized foreign exchange gain on commodity	—	—	(3)	—	—	—	(3)	—	3	—
Adjusted revenues	299	247	862	498	208	6	2,120	(12)	3	2,111
Fuel and purchased power(4)	13	11	347	411	—	6	788	—	—	788
Reclassifications and adjustments:
Australian interest income	—	—	(3)	—	—	—	(3)	—	3	—
Mine depreciation	—	—	(79)	(100)	—	—	(179)	—	179	—
Coal inventory write-down	—	—	—	(16)	—	—	(16)	—	16	—
Adjusted fuel and purchased power	13	11	265	295	—	6	590	—	198	788
Carbon compliance	—	—	104	35	—	—	139	—	—	139
Gross margin	286	236	493	168	208	—	1,391	(12)	(195)	1,184
OM&A(4)	29	42	129	97	31	55	383	(2)	—	381
Reclassifications and adjustments:
Parts and materials write-down	—	—	(2)	(28)	—	—	(30)	—	30	—
Adjusted OM&A	29	42	127	69	31	55	353	(2)	30	381
Taxes, other than income taxes	2	8	11	5	—	1	27	(1)	—	26
Net other operating (income) loss	—	—	(30)	56	—	—	26	—	—	26
Reclassifications and adjustments:
Royalty onerous contract and contract termination penalties	—	—	—	(58)	—	—	(58)	—	58	—
Adjusted net other operating income	—	—	(30)	(2)	—	—	(32)	—	58	26
Adjusted EBITDA(5)	255	186	385	96	177	(56)	1,043
Equity income										5
Finance lease income										19
Depreciation and amortization										(395)
Asset impairment charges										(620)
Net interest expense										(186)
Foreign exchange gain										22
Gain on sale of assets and other										56
Loss before income taxes										(348)

(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal.
(3) Includes the segment previously known as Centralia and the coal generation assets from the segment previously known as Alberta Thermal.
(4) During the nine months ended Sept. 30, 2021, $6 million related to station service costs for the Hydro segment was reclassified from OM&A to fuel and purchased power for comparative purposes. This did not impact previously reported net earnings.
(5) Adjusted EBITDA is not defined and has no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of the MD&A.

Reconciliation of Cash flow from operations to FFO and FCF

The table below reconciles our cash flow from operating activities to our FFO and FCF:

	3 months ended		9 months ended
$ millions unless otherwise stated	Sept. 30, 2022	Sept. 30, 2021	Sept. 30, 2022	Sept. 30, 2021
Cash flow from operating activities	204	610	526	947
Change in non-cash operating working capital balances	276	(378)	252	(322)
Cash flow from operations before changes in working capital	480	232	778	625
Adjustments
Share of adjusted FFO from joint venture(1)	2	3	7	7
Decrease in finance lease receivable	12	10	34	30
Clean energy transition provisions and adjustments(2)(4)	27	49	35	85
Realized (gain) loss on closed exchange positions	(42)	21	16	50
Other(3)	9	3	17	11
FFO(5)	488	318	887	808
Deduct:
Sustaining capital(1)	(27)	(44)	(75)	(144)
Productivity capital	(1)	(1)	(3)	(2)
Dividends paid on preferred shares	(11)	(9)	(31)	(29)
Distributions paid to subsidiaries' non-controlling interests	(54)	(52)	(126)	(121)
Principal payments on lease liabilities and other(1)	(2)	(2)	(6)	(6)
FCF(5)	393	210	646	506
Weighted average number of common shares outstanding in the period	271	271	271	271
FFO per share(5)	1.80	1.17	3.27	2.98
FCF per share(5)	1.45	0.77	2.38	1.87

(1) Includes our share of amounts for Skookumchuck wind facility, an equity accounted joint venture.
(2) Includes a write-down on parts and material inventory, and coal inventory for our coal operations in 2021 to net realizable value, amounts due to contractors for not proceeding with the Sundance Unit 5 repowering project and impairment of a previously recognized deferred asset, as it is no longer likely that we will incur sufficient capital or operating expenditures to utilize the remaining credit.
(3) Other consists of production tax credits which is a reduction to tax equity debt.
(4) During the third quarter of 2022, to support the employees affected by the closure of the Highvale mine and our transition off coal to cleaner sources, the Company made a voluntary special contribution of $35 million.
(5) These items are not defined and has no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of the MD&A.

The table below bridges our adjusted EBITDA to our FFO and FCF for the three and nine months ended Sept. 30, 2022 and Sept. 30, 2021:

	3 months ended		9 Months Ended
	Sept. 30, 2022	Sept. 30, 2021	Sept. 30, 2022	Sept. 30, 2021
Adjusted EBITDA(1)	555	402	1,093	1,043
Provisions	(5)	(20)	5	(25)
Interest expense	(47)	(50)	(151)	(149)
Current income tax expense	(11)	(23)	(36)	(58)
Realized foreign exchange gain (loss)	3	5	18	2
Decommissioning and restoration costs settled	(9)	(5)	(23)	(13)
Other non-cash items	2	9	(19)	8
FFO(3)	488	318	887	808
Deduct:
Sustaining capital(2)	(27)	(44)	(75)	(144)
Productivity capital	(1)	(1)	(3)	(2)
Dividends paid on preferred shares	(11)	(9)	(31)	(29)
Distributions paid to subsidiaries' non-controlling interests	(54)	(52)	(126)	(121)
Principal payments on lease liabilities and other(2)	(2)	(2)	(6)	(6)
FCF(3)	393	210	646	506

(1) Adjusted EBITDA is defined in the Additional IFRS Measures and Non-IFRS Measures section and reconciled to earnings (loss) before income taxes above.
(2) Includes our share of amounts for Skookumchuck wind facility, an equity accounted joint venture.
(3) These items are not defined and has no standardized meaning under IFRS. FFO and FCF are defined in the Additional IFRS Measures and Non-IFRS Measures section and reconciled to cash flow from operating activities above.

TransAlta is in the process of filing its unaudited interim Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available Nov. 8, 2022 on the Investor Centre of TransAlta's website at www.transalta.com or through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 111 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 61 per cent reduction in GHG emissions since 2015.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements). In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: 2022 annual financial guidance; the Company's strategy of developing contracted renewables; the Company's growth projects; the Company's expansion of its development pipeline; execution towards targets associated with the Clean Electricity Growth Plan; and guidance ranges for Alberta spot price, Mid-C spot price, AECO gas price, and sustaining capital. These forward-looking statements are not historical facts but are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made, including, but not limited to, the current political and regulatory environment, the price of power in Alberta and the condition of the financial markets. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market power and gas prices where we operate; unplanned outages at generating facilities and the capital investments required; equipment failure and our ability to carry out repairs in a cost effective and timely manner, including the Kent Hills remediation; the effects of weather, catastrophes and public health crises; global supply chain disruptions impacting major maintenance and growth projects; disruptions in the source of thermal fuels, water, solar or wind required to operate our facilities, including the necessary natural gas supply; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion, or at all; inability to satisfy all conditions and requirements associated with announced growth projects; negative impact to our credit ratings; legislative or regulatory developments and their impacts; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost); changes in prevailing interest rates; currency exchange rates; inflation levels and commodity prices; armed hostilities, including an escalation of the war in Ukraine; general economic conditions in the geographic areas where TransAlta operates; disputes or claims involving TransAlta or TransAlta Renewables; and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended Dec. 31, 2021. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes and is given as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2022/08/c4931.html

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For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 08-NOV-22